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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November,  2002

Commission File Number: 0-31166

Corner Bay Silver, Inc

_____________________________________________________________________

(Translation of registrant's name into English)

55 University Avenue, Ste 910, Ontario Canada M5J 2H7

_____________________________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..XXX.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________.

LETTER OF TRANSMITTAL

CORNER BAY SILVER INC.

This Letter of Transmittal is for use by holders of common shares of Corner Bay Silver Inc. (the “Corner Bay Shares”) in connection with the proposed arrangement under Section 192 of the Canada Business Corporations Act which is being submitted to a special meeting of the holders of Corner Bay Shares to be held on September 4, 2002 and any adjournment thereof. It is understood that the exchange to be effected hereby is subject to the terms, conditions and limitations set forth in the Arrangement Agreement and Plan of Arrangement (collectively, the “Arrangement”).

Please read carefully the Joint Management Information Circular of Corner Bay and Pan American dated August 2, 1002 (the “Circular”) and the attached instructions before completing this Letter of Transmittal. If you have any questions with respect to completing this letter please contact Computershare Trust Company of Canada (the “Trust Company”) at the number listed on the last page hereof. All capitalized terms not defined herein have the meanings ascribed to them in the Circular.

To:

CORNER BAY SILVER INC.

and:

PAN AMERICAN SILVER CORP.

and:

COMPUTERSHARE TRUST COMPANY OF CANADA

The undersigned represents and warrants that: (a) the undersigned owns the Corner Bay Shares identified in the following table; (b) the undersigned has good title to such Corner Bay Shares free and clear of all liens, claims, encumbrances, security interests and adverse claims and interests; (c) the undersigned has full power and authority to deliver the certificates transmitted herewith and to give all the directions herein contained; and (d) Pan American Silver Corp. (“Pan American”) will acquire good title to the Corner Bay Shares represented by the certificates transmitted herewith free and clear of all liens, claims, encumbrances, security interests and adverse claims and interests,

In the event that the Arrangement is not completed, the certificate(s) representing Corner Bay Shares delivered with this Letter of Transmittal will be returned to the undersigned at the address of the undersigned as it appears on the share register maintained by Corner Bay’s transfer agent.

I.

LETTER OF TRANSMITTAL - TO BE COMPLETED BY ALL HOLDERS OF COMMON SHARES OF CORNER BAY SILVER INC.

The undersigned hereby transmits the following certificate(s) representing Corner Bay Shares. In return the undersigned will receive certificates for common shares of Pan American (the “Pan American Shares”) and common share purchase warrants (the “Pan American Warrants”) on the basis described in the Plan of Arrangement.

Holders of Corner Bay Shares who do not forward to the Trust Company this Letter of Transmittal, properly completed and signed in accordance with the instructions set out below, together with the certificates representing such Corner Bay Shares, will not receive the Pan American Shares and Pan American Warrants to which they are otherwise entitled until such documents are forwarded to the Trust Company. After the Effective Time of the Arrangement, the certificate(s) formerly representing Corner Bay Shares will represent only the right to receive certificates representing Pan American Shares and Pan American Warrants in accordance with the terms of the Arrangement

Number of Corner Bay

Certificate Number(s)

Registered in Name(s) of

      Shares

Note:

Please print or type particulars. If space is insufficient, attach a separate list.

II.

DELIVERY

The undersigned authorizes and directs the Trust Company, Corner Bay and Pan American, as the case may be: (i) to register and issue the certificates representing Pan American Shares and Pan American Warrants to the registered holder of the enclosed certificate(s) representing Corner Bay Shares at the address of such registered holder as it appears on the share register maintained by Corner Bay’s transfer agent or as indicated in Block A below; and (ii) to mail the same to the registered address or as indicated in Block A below or to mail the same as indicated in Block B below or to hold for pick up as indicated in Block C below.

A.

Registration Instructions

Register, issue and send certificates as indicated below:

(Name) (please print)

(Street Address)

(City) (Province) (Postal Code)

B.

Special Delivery Instructions

To be completed ONLY if the certificates are to be sent to someone other than the registered holder or to an address other than the address of the registered holder.

Mail to the name and address below:

(Name) (please print)

(Street Address)

(City) (Province) (Postal Code)

C.

Special Pick-Up Instructions

Hold certificates for pick-up at the offices of Computershare Trust Company of Canada at which this Letter of Transmittal is deposited

DATED:

(Signature of holder or authorized representative)

(Signature of any joint holder)

Name of shareholder or authorized representative

(please print)

(Telephone - Business Hours)

Signature Guaranteed By: (if required under Instruction 3)

Name of Guarantor (please print)

Authorized signature

INSTRUCTIONS

1.

Use of this Letter of Transmittal

(a)

A manually signed copy of this Letter of Transmittal must be properly completed, duly executed and delivered, together with the certificate(s) representing Corner Bay Shares, to the Trust Company at any of the addresses set forth below.

(b)

If the certificates representing Corner Bay Shares are registered in different names or addresses, it will be necessary to submit separate Letters of Transmittal for each different registration or account. Additional copies of this Letter of Transmittal may be obtained from the Trust Company at the addresses set forth below.

(c)

If you own Corner Bay Shares registered in different names or addresses, it would be beneficial to consolidate your accounts by completing Letters of Transmittal directing in Block A that certificates be issued in a single name with a single address. See paragraphs 2 and 3 below.

2.

Signatures

(a)

If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed or signature guaranteed. If such certificate(s) indicate joint ownership, all joint owners must sign this Letter of Transmittal.

(b)

If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s):

(i)

such deposited certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s); and

(ii)

such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below.

3.

Guarantee of Signature

(a)

Share certificate(s) not registered in the name of the person by whom (or on whose behalf) the Letter of Transmittal is signed must be endorsed by the registered holder(s) thereof or deposited together with share transfer power of attorney properly completed by the registered holder(s). Such signature(s) must be guaranteed by an “Eligible Institution”, or in some other manner satisfactory to the Trust Company.

(b)

An “Eligible Institution” means a Canadian Schedule I chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.

Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person as an executor, administrator, trustee or guardian, or on behalf ofa corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal mast be accompanied by satisfactory evidence of authority to act.  Any of Corner Bay, Pan American or the Trust Company, in their sole discretion, may require additional evidence of authority or additional documentation.

5.

Delivery

The method used to deliver this Letter of Transmittal and any accompanying certificate(s) is at the option and risk of the holder and delivery will be deemed effective only when such properly executed documents are actually received. This Letter of Transmittal and share certificate(s) may be delivered personally to any of the addresses set forth below. Othei-wise, the use of registered insured mail with return receipt is recommended.

Shareholders whose Corner Hay Shaves are registered in the name of a trustee, broker, investment dealer,

bank, trust company or other nominee should contact that nominee for assistance in delivering those shares.

6.

Inadequate Spaces

If the space provided in this Letter of Transmittal is inadequate, the certificate number(s) of Corner Bay Shares and other requested information should be listed on a separate list attached to this Letter of Transmittal which separate list must be signed by the holder.

7.

Lost Certificate

If a share certificate(s) has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded to the Trust Company together with a letter describing the loss. The Trust Company will respond with the replacement requirements which will include the obligation to fill out certain forms that must be properly completed and returned in order for the replacement to be made.

8.

Request for Assistance or Additional Copies

Questions and requests for assistance may be directed to Computershare Trust Company of Canada at the number listed below. Additional copies of this Letter of Transmittal maybe obtained without charge from the Trust Company at the phone number or the addresses listed below.

CORNER BAY SILVER INC.

Offices of the Depositary, Computershare Trust Company of Canada

By Telephone

Computershare Trust Company of Canada

Telephone: 1-800-564-6253

Inquiries by e-mail: caregistryinfo@conuputershare.com

By Mail

Computershare Trust Company of Canada

PO. Box 7021

31 Adelaide Street East

Toronto, ON M5C 3H2 attn: Corporate Actions

By Hand or Courier

Computershare Trust Company of Canada

Vancouver

510 Burrard Street

2nd Floor

Vancouver, BC V6C 3B9 Attn: Corporate Actions

Toronto

100 University Avenue

9th Floor

Toronto, ON M5J 2Yl Attn: Corporate Actions

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corner Bay Silver, Inc.

_________________________

(Registrant)

Date: November 18, 2002

/s/ Edward J. Badida

By: ________________________________.

Edward J. Badida, Chief Financial Officer